Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use in this Registration Statement on Form S-4 of Interface Security Systems Holdings, Inc. of our report dated March 31, 2014, except for the effects of presenting the Preferred Shares separately from Stockholders’ Equity as discussed in Note 12, as to which the date is May 1, 2014, and except for disclosures regarding the Company’s ability to continue operating as a going concern as discussed in Note 1, to which the date is July 9, 2014, relating to the financial statements of Interface Security Systems Holdings, Inc., which appears in such Registration Statement.  We also consent to the reference to us under the heading “Experts” in such Registration Statement.

PricewaterhouseCoopers LLP
St. Louis, MO
July 9, 2014